SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 1-14948

Toyota Motor Corporation
(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,
Aichi Prefecture 471-8571,
Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Materials Contained in this Report:

I.
English translation of the Notice Concerning Amendments to the Forecasts for FY2010 of Daihatsu Motor Co., Ltd., a subsidiary, as filed by the registrant with the Tokyo Stock Exchange on February 1, 2010.

II.
English translation of the Notice Concerning Amendments to the Forecasts for FY2010 of Toyota Auto Body Co., Ltd., a subsidiary, as filed by the registrant with the Tokyo Stock Exchange on February 3, 2010.

III.	Executive summary of the Japanese-language Quarterly Securities Report, as filed with the Director of the Kanto Local Finance Bureau on February 12, 2010.

IV.
The registrant’s Unaudited Condensed Consolidated Financial Statements for the periods ended December 31, 2009, prepared in accordance with accounting principles generally accepted in the United States, which materially conform to the Consolidated Financial Statements filed with the Japanese-language Quarterly Securities Report referred to above.

V.	English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on February 19, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Naoki Kojima
	Name:	Naoki Kojima
	Title:	General Manager of Accounting Division

Date:  February 26, 2010